(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

(Expressed in Canadian Dollars)

1

FRONTEER DEVELOPMENT GROUP INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of, the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an auditor.

FRONTEER DEVELOPMENT GROUP INC.	2
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2006 (Unaudited)

	September 30,	December 31,
	2006	2005
(Expressed in Canadian dollars)	$	$

ASSETS
CURRENT
Cash	50,379,315	16,096,933
Restricted cash (Note 3)	45,540	45,540
Marketable securities	4,019,817	-
Accounts receivable and other (Note 4)	881,239	324,484
Due from related party (Note 13)	58,497	-

	55,384,408	16,466,957

INVESTMENT IN AURORA ENERGY RESOURCES INC. (Note 5)	16,751,338	-

OTHER INVESTMENTS	3,494	-

EQUIPMENT	214,749	312,952

EXPLORATION PROPERTIES AND DEFERRED
EXPLORATION EXPENDITURES (Note 6)	15,696,688	17,022,558

	88,050,677	33,802,467

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	749,177	884,008
Bank indebtedness (Note 7)	-	44,078

	749,177	928,086

FUTURE INCOME TAXES (Note 8)	15,445	1,137,612

	764,622	2,065,698

SHAREHOLDERS' EQUITY
SHARE CAPITAL
Authorized
Unlimited number of common shares without par value
Issued
59,886,854 common shares (2005 - 48,518,309)	82,877,854	35,657,063

CONTRIBUTED SURPLUS	5,538,555	3,062,200

WARRANTS	1,988,888	3,754,619

ACCUMULATED DEFICIT	(3,119,242)	(10,737,113)

	87,286,055	31,736,769

	88,050,677	33,802,467
Subsequent events (Note 15)
Contingent Liabilities (Note 11)
Commitments (Notes 6 & 12)

Approved by the Board of Directors:
"Oliver Lennox-King"	"Donald McInnes"
Director	Director

See accompanying notes to the consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.	3
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30 (Unaudited)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
(Expressed in Canadian dollars)	$	$	$	$

OPERATING EXPENSES
Stock-based compensation (Notes 9b)	267,342	133,035	2,843,447	925,557
Wages and benefits	273,763	160,194	675,781	467,324
Investor relations, promotion and advertising	178,593	242,861	636,238	609,219
Property investigation	60,783	81,990	542,027	150,965
Office and general	30,382	58,737	189,751	160,342
Accounting and audit	76,642	3,079	131,903	30,375
Listing and filing fees	2,552	9,858	115,289	120,758
Write-down of exploration properties (Note 6)	98,920	1,144,414	100,924	1,369,122
Rent	23,333	21,092	70,079	60,002
Legal	24,330	5,124	63,628	76,733
Consulting fees	9,943	-	60,125	-
Amortization	23,427	22,228	59,907	57,279
Recovery of expenses	(3,828)	(1,036)	(3,828)	(6,148)

LOSS FOR THE PERIOD FROM OPERATIONS	1,066,182	1,881,576	5,485,271	4,021,528

OTHER INCOME (EXPENSE)
Dilution gain	603,033	-	14,264,807	-
Interest income	495,799	127,613	906,015	354,722
Equity in loss of Aurora Energy Resources Inc.	(1,093,132)	-	(4,357,749)	-
Foreign exchange gain (loss)	18,689	(54,700)	(45,682)	(34,888)
Loss on sale of investments	-	-	-	(1,945)
Loss on disposal of capital assets	-	-	(2,763)	(571)
	24,389	72,913	10,764,628	317,318
NET INCOME (LOSS) FOR THE PERIOD BEFORE
INCOME TAXES AND DISCONTINUED OPERATIONS	(1,041,793)	(1,808,663)	5,279,357	(3,704,210)

Current income tax expense (Note 8)	-	(3)	-	18,737
Future income tax recovery (Note 8)	(456,790)	-	(2,346,356)	(391,600)
	(456,790)	(3)	(2,346,356)	(372,863)
NET INCOME (LOSS) FOR THE PERIOD BEFORE
DISCONTINUED OPERATIONS	(585,003)	(1,808,660)	7,625,713	(3,331,347)

LOSS FROM DISCONTINUED OPERATIONS (Note 14)	-	25,329	7,842	25,329
NET INCOME (LOSS) FOR THE PERIOD	(585,003)	(1,833,989)	7,617,871	(3,356,676)

DEFICIT, BEGINNING OF PERIOD	(2,534,239)	(6,955,259)	(10,737,113)	(5,432,572)

DEFICIT, END OF PERIOD	(3,119,242)	(8,789,248)	(3,119,242)	(8,789,248)

EARNINGS (LOSS) PER SHARE (Note 10)
Basic	(0.01)	(0.04)	0.14	(0.08)
Diluted	(0.01)	(0.04)	0.13	(0.08)

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	59,530,825	45,522,499	54,553,712	42,084,914
Diluted	59,530,825	45,522,499	58,454,613	42,084,914

See accompanying notes to the consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.	4
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE-MONTHS ENDED SEPTEMBER 30 (Unaudited)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
(Expressed in Canadian dollars)	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) before discontinued operations	(585,003)	(1,808,660)	7,625,713	(3,331,347)
Charges to income not involving cash:
Future income tax recovery	(456,790)	-	(2,346,356)	(391,600)
Stock-based compensation	267,342	133,035	2,843,447	925,557
Write-down of exploration properties	98,920	1,144,414	100,924	1,369,122
Amortization	23,427	22,228	59,907	57,279
Loss on sale of investments	-	-	-	1,945
Loss on disposal of capital assets	-	-	2,763	571
Foreign exchange gain (loss)	(18,689)	54,700	45,678	34,888
Dilution gain	(603,033)	-	(14,264,807)	-
Equity in loss of Aurora Energy Resources Inc.	1,093,132	-	4,357,749	-
	(180,694)	(454,283)	(1,574,982)	(1,333,585)
Changes in current assets and liabilities:
(Increase)/decrease in accounts receivables and
prepaid expenses	38,994	950,240	(358,400)	(520,102)
Increase/(decrease) in accounts payable and
accrued liabilities	(72,038)	68,891	(42,490)	130,305

Net cash provided by (used in) operating activities	(213,738)	564,848	(1,975,872)	(1,723,382)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash	-	-	38,400,000	9,832,392
Issuance of flow-through shares for cash	-	-	-	4,125,000
Issuance of warrants for cash	-	-	-	2,890,108
Warrants exercised	1,185,219	881,692	8,976,475	4,218,787
Options exercised	189,425	139,925	777,171	706,097
Share issue costs	8,625	-	(2,471,742)	(965,528)
Advances to related parties	42,052	-	20,523	-

Net cash provided by financing activities	1,425,321	1,021,617	45,702,427	20,806,856

CASH FLOWS FROM INVESTING ACTIVITIES

Increase in accounts receivables and prepaid expenses	41,619	-	(378,160)	-
Decrease in accounts payable and accrued liabilities	(76,888)	-	(44,756)	-
Purchase of short-term deposits	-	-	-	(5,081,480)
Proceeds from GIC investments	-	10,139,816	-	12,168,186
Purchase of equipment	(93,538)	(28,359)	(227,395)	(195,830)
Investment in subsidiary companies	(3,494)	-	(3,494)	-
Net investment in Aurora Energy Resources Inc.	-	-	(245,957)	-
Investment in exploration properties and deferred
exploration expenditures	(1,653,884)	(5,895,461)	(4,639,809)	(10,109,793)
Recovery of deferred exploration expenditures	35,752	10,359	35,752	157,683
Purchase of marketable securities	(247,479)	-	(4,019,817)	37,655

Net cash used in investing activities	(1,997,912)	4,226,355	(9,523,636)	(3,023,579)

Cash flows provided by (used in) discontinued operations	-	9,509	(6,472)	9,509

Effect of exchange rate changes on cash	49,384	(53,992)	85,935	(37,706)
Increase (decrease) in cash and cash equivalents	(736,945)	5,768,337	34,282,382	16,031,698

CASH, beginning of period	51,116,260	12,705,235	16,096,933	2,441,874

CASH, end of period	50,379,315	18,473,572	50,379,315	18,473,572

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Stock-based compensation included in deferred exploration
expenses	52,133	-	91,415	-
Common stock issued for interest in
exploration properties	-	-	603,500	287,336
Common stock issued for commission	-	-	-	274,137
Price adjustment on transfer to joint venture	-	3,309,140	-	3,195,539
Warrants issued for commission	-	-	-	113,601

See accompanying notes to the consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	5
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

The Company is involved in the acquisition, exploration and development of mineral resource properties and has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties and their future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis (see note 6).

All direct costs associated with exploration properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These interim financial statements do not include all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included in these interim financial statements. For further information, see the Company's consolidated financial statements including the accompanying notes for the year ended December 31, 2005.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries, Fronteer Holdings Inc., Fronteer Investments Inc., Fronteer de Mexico, S.A. de C.V., Fronteer Eurasia Madencilik Limited Sirketi ("Fronteer Eurasia"), and the Company's proportionate share of the assets, liabilities, operations and cash flows of Berkley Homes (Pickering) Inc., a joint-venture operated by the Company to 2001, formed to build residential homes in Ontario, Canada.

These financial statements also include the accounts of Aurora Energy Resources Inc. ("Aurora") on a proportionately consolidated basis for the year-ended December 31, 2005 and for the period from January 1, 2006 to March 21, 2006. For the period March 22, 2006 to June 30, 2006, the equity method has been applied (see note 5).

Marketable Securities

The marketable securities consist of shares of a public company. The investment is carried at cost until such time as management determines that there is a permanent decline in value at which time the investment is written down to fair market value.

Exploration Properties and Deferred Exploration Expenditures

Acquisition and exploration expenditures on properties, less recoveries in the pre-production stage, are deferred until such time as the properties are put into commercial production, sold or become impaired. On the commencement of commercial production, the deferred costs will be charged to operations on the unit-of-production method based upon estimated recoverable proven and probable reserves. General exploration expenditures are charged to operations in the period they are incurred. The Company recognizes the payment or receipt of payment required under option agreements when paid.

The amount shown for mineral property interests represents costs incurred and deferred to date net of recoveries from joint-venture parties and write-downs and does not necessarily reflect present or future values.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	6
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Flow-through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been recorded as exploration properties and deferred exploration expenditures. A future income tax liability is recognized, and shareholders' equity reduced, on the date the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.

The Company may also recognize the benefit of previously unrecognized future income tax assets relating to non-capital loss carryforwards to offset the future income tax liability arising on the renouncement. The corresponding credit reduces income tax expense.

Stock-Based Compensation

The Company has an employee stock option plan. The Company recognizes an expense or addition to exploration properties and deferred exploration expenditures arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black Scholes option-pricing model and the compensation amount, equal to the option's fair value, is then recognized over the vesting period of the option.

In 2004, the Company elected to apply the fair value method of accounting for stock options granted to employees on a retroactive basis without restatement, in accordance with the recommendations of the Canadian Institute of Chartered Accountants. The fair value of options granted after January 1, 2002, but before January 1, 2004, has been recorded as an adjustment to opening deficit. The fair value of all stock options granted is recorded as a charge to operations or an addition to exploration properties and deferred exploration expenditures as the stock options vest and a credit to options in shareholders' equity. Any consideration paid on the exercise of stock options is credited directly to share capital.

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of management estimates include the rates for amortization of capital assets, the recoverability of mineral properties, the determination of the provision for future removal and site restoration costs, and the assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases ("temporary differences") and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	7
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

These consolidated financial statements are denominated in Canadian dollars, the Company's functional currency. Amounts denominated in foreign currencies are translated into Canadian dollars as follows:

i.	monetary assets and liabilities at the rates of exchange in effect at balance sheet dates;

ii.	non-monetary assets at historical rates;

iii.	revenue and expense items at the average rates for the period, except for depreciation and amortization which are based on historical rates.

The net effect of the foreign currency translation is included in the statements of operations.

3.	RESTRICTED CASH

The restricted cash consists of GICs pledged to secure letters of credit outstanding regarding the residential properties previously built and sold.

4.	ACCOUNTS RECEIVABLE AND OTHER

	2006	2005
	$	$

Accounts receivable - Project partners	100,710	-
Accounts receivable	686,869	209,097
Prepaids and deposits	93,660	115,387
	881,239	324,484

5.	INVESTMENT IN AURORA ENERGY RESOURCES INC.

Effective March 22, 2006, the Company's ownership interest in Aurora was reduced to 50.2% as a result of Aurora issuing additional common shares to third parties on its inital public offering. Prior to that date, the Company had a joint venture ownership interest that exceeded 50%. As at September 30, 2006, the Company's ownership interest in Aurora is 49.0% . The Company's consolidated financial statements for prior periods include the Company's proportionate share of Aurora's assets, liabilities, operations and cash flows.

On March 30, 2006, the Company was notified that the Underwriters of Aurora's Initial Public Offering would be exercising their Over-Allotment Option to purchase an additional 1,041,667 common shares of Aurora, thereby diluting the Company's ownership down to 49.3% .. The exercise of the over-allotment was completed on April 5, 2006. Accordingly, the equity method has been applied to account for the Company's investment in Aurora from March 22, 2006 onwards. Under the equity method, the company's percentage interest in the net assets and results of operations of Aurora are presented in a single line in the balance sheet as Investment in Aurora Energy Resources Inc. and the statement of operations and deficit as Equity in loss of Aurora Energy Resources Inc., respectively.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	8
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars unless otherwise stated)

6.	EXPLORATION PROPERTIES

	Total			Effects of	Total September
Properties	December 31,			Equity Method	30,
	2005	Additions	(Write downs)	Application	2006

	$	$	$	$	$
Turkey (Note 6a)
General Turkey	43,797	882	-	-	44,679
Agi Dagi	5,965,384	821,389	-	-	6,786,773
Aydin	-	33,157	-	-	33,157
Biga	645,076	425,729	-	-	1,070,805
Halilaga	-	41,832	-	-	41,832
Kirazli	3,235,676	765,194	-	-	4,000,870
Nidge	7,397	2,085	-	-	9,482
Pirentepe	74,530	142,908	-	-	217,438
Samli	17,744	4,348	-	-	22,092
	9,989,604	2,237,524	-	-	12,227,128

Labrador Properties (Note 6b)
Central Mineral Belt	3,587,168	9,912	-	(3,597,080)	-
Purchase price adjustment	3,195,539	-	-	(3,195,539)	-
	6,782,707	9,912	-	(6,792,619)	-

Mexico (Note 6c)
Clara	24,700	496,936	-	-	521,636
San Pedro	16,098	347,000	-	-	363,098
	40,798	843,936	-	-	884,734

Yukon (Note 6d)
Wernecke Properties	209,434	2,326,157	-	-	2,535,591

Other Properties (Note 6e)	15	150,144	(100,924)	-	49,235

	17,022,558	5,567,673	(100,924)	(6,792,619)	15,696,688

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	9
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars unless otherwise stated)

6.	EXPLORATION PROPERTIES (Continued)

	Turkey	Labrador	Mexico	Yukon	Other	Total
	$	$	$	$	$	$

December 31, 2005	9,989,604	6,782,707	40,798	209,434	15	17,022,558

2006 Expenditures
Acquisition costs	816,639	-	1,807	335,657	98,920	1,253,023
Assaying & geochemical	47,686	-	23,401	88,191	5,412	164,690
Camp and field costs	157,932	-	197,911	348,086	9,670	713,599
Deposit modeling and
resource estimation	17,938	-	-	-	-	17,938
Drilling	202,370	-	162,934	-	-	365,304
Geophysics	72,859	-	-	607,941	435	681,235
Transportation	146,172	-	81,347	392,517	4,522	624,558
Wages, consulting and
management fees	634,006	9,912	311,553	534,731	27,734	1,517,936
Other	141,922	-	64,983	19,034	3,451	229,390
Purchase price adjustment
Effect of Equity Method
Application	-	(6,792,619)	-	-	-	(6,792,619)
	2,237,524	(6,782,707)	843,936	2,326,157	150,144	(1,224,946)
Exploration costs
written-off	-	-	-	-	(100,924)	(100,924)
	2,237,524	(6,782,707)	843,936	2,326,157	49,220	(1,325,870)
September 30, 2006	12,227,128	-	884,734	2,535,591	49,235	15,696,688

a)	Turkey

On April 27, 2004, May 6, 2004 and October 19, 2004, the Company signed Memoranda of Understanding ("MOU's") with Teck Cominco Arama ve Madencilik Sanayi Ticaret ("TCAM") to acquire a 100% in three epithermal gold properties, the Agi Dagi Property, the Kirazli Property and the Biga Properties, respectively. Under the terms of the MOU's, the Company issued to TCAM a total of U.S.$500,000 worth of its common shares upon signing, allocated as to 300,000 common shares to the Agi Dagi property, 200,000 common shares to the Kirazli property and 111,930 common shares to the Biga Properties.

On April 30, 2006, the Company received notice from TCAM that it was exercising its option to earn-back 60% of the Agi Dagi and Kirazli properties prior to the Company completing its earn-in requirements. As a result of this election, the Company is deemed to have earned 100% of each project. The Company issued to TCAM 175,000 common shares on April 30, 2006 (100,000 for Agi Dagi and 75,000 for Kirazli) and because of the TCAM back-in election has no further obligation to issue additional shares to TCAM for these properties.

To earn back a 60% interest, TCAM is required to spend approximately US$10,000,000 on Agi Dagi and US$5,000,000 on Kirazli over the next two years with at least 50% of each amount to have been spent in the first year. TCAM also has been granted a 1% net smelter royalty on Agi Dagi and a 2% net smelter royalty on Kirazli.

TCAM may earn an additional 10% interest in either Agi Dagi or Kirazli by completing a final feasibility study within four years of meeting its expenditure commitment outlined above.

TCAM relinquishes its NSR royalty upon earning back an interest in a project.

To earn a 100% interest in the Biga Properties, the Company must spend U.S.$2,000,000 on exploration over four years. At September 30, 2006, the Company has approximately US$817,000 remaining to meet this expenditure requirement. Upon the Company earning its 100% interest in the Biga properties, TCAM will retain a 1% net smelter royalty.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	10
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars unless otherwise stated)

6.	EXPLORATION PROPERTIES (Continued)

a)	Turkey (continued)

Any time prior to the Company earning a 100% interest in the Biga Properties, TCAM may back-in for a 60% interest in any designated project by spending, over a three-year period, 3.5 times the Company's accrued expenditure, with 50% or more being spent in year one. Up to 90 days after the Company earns a 100% interest in the Biga Properties, TCAM may back-in for a 60% interest in any designated project by spending U.S.$4,000,000 over three years, with 50% or more spent in year one. In both cases TCAM must also complete a feasibility study (to bankable standards) within five years of electing to back-in. Upon back-in, TCAM relinquishes its NSR royalty. TCAM may earn an additional 10% interest (70%) in the Biga Properties by arranging project financing for the Company's 30% portion of the production capital costs.

The Company, through TCAM, acquired by way of auction, staking additional ground and optioning property from arm's-length third parties additional properties in the Agi Dagi and Biga Properties areas, at a total cost of $1,567,481.

In addition, the Company acquired by way of auction two properties in the Balikesir Province and three properties in the Canakkale Province, Turkey, at a cost of approximately $25,142.

b)	Labrador Properties, NL

The Company's Labrador properties were transferred to Aurora in June 2005 in exchange for a controlling interest in Aurora. Effective March 22, 2006, the Company no longer held a controlling interest in Aurora and the equity method has been applied to account for the Company's investment in Aurora (see Note 5). As a result, the costs associated with the Labrador properties are now included within the investment in Aurora Energy Resources Inc. on the balance sheet.

c)	Mexico

In 2004, the Company staked a total of 12 mineral claims, located in the state of Chiapas. During 2005, the Company decided not to conduct further exploration on these properties and accordingly the Company wrote-off a total of $921,091 of deferred exploration expenditures relating to these claims.

On October 26, 2005, the Company entered into an agreement with Minera Teck Cominco S.A de C.V ("Minera"), whereby the Company can acquire a 100% interest in both the Clara and San Pedro gold properties, located in the state of Jalisco. To earn its 100% interest the Company must spend a total of U.S.$2.0 million over four years on exploration. A minimum of U.S.$500,000 must be spent on an individual property for it to remain eligible for inclusion in the earn-in. Upon vesting, Minera will retain a 1.5% - 2% net smelter royalty, depending on the price of gold. As at September 30, 2006, the Company has spent a total of $884,734 on these properties.

Minera will retain a back-in right to each project, which must be exercised within 60 days of Fronteer expending U.S.$2,000,000 on such project. Minera will also retain a 1.5% - 2% net smelter royalty, on each project which will be extinguished for a project if Minera earns back an interest.

Minera's back-in right allows it to earn an initial 51% interest in each project individually by incurring twice Fronteer's expenditures on such project over three years, with a firm first-year work commitment of 25% of Fronteer's expenditures. Thereafter, Minera may earn an additional 14% interest by funding a feasibility study on the project and can earn a further 5% by arranging project financing, for a total 70% interest.

A finder's fee of US$12,500 was due on closing and a further US$150,000 is payable once a property is put into production, at a minimum of 80% plant design capacity.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	11
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars unless otherwise stated)

6.	EXPLORATION PROPERTIES (Continued)

d)	Wernecke Breccias, Yukon

On January 24, 2006, the Company and Rimfire Mineral Corporation ("Rimfire") jointly signed an agreement with Newmont Exploration of Canada, a subsidiary of Newmont Mining Corporation ("Newmont") and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. ("NVI"), to acquire mineral claims and a data set covering a large region of Northern Yukon Territory known as the Wernecke Breccias. The Company and Rimfire have earned a 100% interest in the claims and data by spending a minimum of $2,000,000 on exploration and staking additional claims within the agreement's Area of Interest ("AOI"). Newmont and NVI retain a total 2% Net Smelter Royalty over the AOI. The Company is the operator of the project, with a 80% interest and Rimfire holding a 20% interest. A joint venture has been formed between the Company and Rimfire, with ongoing exploration expenses shared pro-rata subject to dilution for non participation. Should either party's interest fall below 5%, their interest will be converted to a 3% net profit interest after pay-back of capital.

e)	Dixie Lake Property, Ontario (Grandview Gold Inc. Option Agreement)

The Company entered into an agreement on December 30, 2002 to acquire from an arm's-length vendor ("Vendor"), an option to earn a 100% interest in the Dixie Lake Property, situated in the Dixie Lake area of Ontario. On October 17, 2005, the Company granted an option to Grandview Gold Inc. ("Grandview") to acquire a 51% interest in the property. To earn its interest, Grandview must make payments of $75,000 to the underlying Vendor by July 11, 2007.

During the three months ended September 30, 2006, the Company satisfied its obligation as outlined in the agreement to issue 20,000 common shares to the original Vendor. As the Company has no immediate plans to work on the property itself, the Company has written-off the deferred exploration expenditures relating to the property.

7.	BANK INDEBTEDNESS

Bank indebtedness represents cheques issued in excess of funds on deposit.

8.	INCOME TAXES

During 2006, the Company renounced to investors income tax deductions from Canadian exploration expenditures totaling $4,125,000. The related deferred tax on the expenditures of $1,406,625 has been netted against share capital. The Company has also recorded the benefit of previously unrecognized future income tax assets in the amount of $1,406,625 to offset the future income tax liability arising when the Canadian exploration expenditures were renounced.

During 2005, the Company renounced to investors income tax deductions from Canadian exploration expenditures totaling $1,100,000. The related deferred tax on the expenditures of $391,600 has been netted against share capital. The Company has also recorded the benefit of previously unrecognized future income tax assets in the amount of $391,600 to offset the future income tax liability arising when the Canadian exploration expenditures were renounced.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	12
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars unless otherwise stated)

9.	SHARE CAPITAL

a)	Stock Option Plan:

The Company maintains a stock option plan whereby the Board of Directors may, from time to time, grant to employees, officers, directors of or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board. The aggregate number of common shares reserved for issuance under the stock option plan is 7,500,000. The options are non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the Board at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

A summary of changes in stock options is as follows:

		Weighted
		average
	Number of	exercise price
	options	$/share
Balance at December 31, 2005	3,780,500	1.32

Granted	1,075,000	6.16
Exercised	(678,666)	1.15
Forfeited	(75,001)	4.85
Balance at September 30, 2006	4,101,833	2.52

Options exercisable at September 30, 2006 are 3,516,833 (December 31, 2005 - 3,393,000).

At September 30, 2006 the Company had incentive stock options issued to directors, officers, employees and key consultants of the Company outstanding as follows:

		Weighted	Weighted Average
	Number of	Average	Exercise Price
Range of Prices	Options	Remaining	$/share
	Outstanding	Contractual Life
$0.50 to $0.99	691,000	1.81 years	0.80
$1.00 to $1.49	1,630,000	2.94 years	1.17
$1.50 to $1.99	240,000	3.25 years	1.77
$2.00 to $2.49	462,500	3.65 years	2.33
$3.00 to $3.49	40,000	4.00 years	3.26
$4.00 to $4.49	50,000	4.33 years	4.32
$4.50 to $4.99	135,000	4.54 years	4.56
$5.00 to $5.49	25,000	4.54 years	5.09
$6.50 to $6.99	811,667	4.61 years	6.50
$7.00 to $7.49	16,666	4.59 years	7.10
	4,101,833	3.24 years	2.52

b)	Stock-Based Compensation:

For the three and nine month periods ended September 30, 2006 the Company recorded compensation costs on the grant of stock options to employees and non-employees, as described in Note 2. For purposes of estimating the fair value of options using the Black Scholes model, certain assumptions are made such as expected dividend yield, volatility of the market price of the shares, risk-free interest rates and expected average life of the options. Exercise price and vesting dates may also vary.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	13
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars unless otherwise stated)

9.	SHARE CAPITAL (continued)

b)	Stock-Based Compensation (continued):

During the nine months ended September 30, 2006, the Company granted 1,075,000 stock options to employees, directors, and a consultant. The fair value of the portion of these options which vested in the year, estimated using the Black Scholes model, was $2,687,688 which has been charged to the Statements of Operations and Deficit or added to exploration properties and deferred exploration expenditures and credited to contributed surplus in shareholders' equity. Options granted prior to January 1, 2006 which vested in the nine months ended September 30, 2006 were estimated using the Black Scholes model to have a fair value of $266,027. For the nine months ended September 30, 2006, a total of $110,268 of stock-based compensation expense was capitalized in exploration properties and deferred exploration expenditures.

c)	Warrants

As at September 30, 2006, the Company has 2,500,861 warrants outstanding entitling the holders to purchase one common share of the Company for each warrant held. A summary of changes in warrants is as follows:

		Weighted
		average
	Number of	exercise price
	Warrants	$/share
Balance at December 31, 2005	7,085,740	2.24
Exercised	(4,584,879)	1.99
Balance at September 30, 2006	2,500,861	2.75

As at September 30, 2006, the Company had the following warrants outstanding:

	Number of	Exercise price
Expiry Date	Warrants	$/Share
February 17, 2007	2,498,061	2.75
February 17, 2007	1,800	1.90
November 25, 2006	1,000	3.00
	2,500,861	2.75

On June 1, 2006, the Company closed a private placement financing by issuing 6,000,000 common shares at a price of $6.40 per share, raising gross proceeds of $38,400,000. As at September 30, 2006, the Company had a total of 59,886,854 common shares issued and outstanding and a fully diluted share position of 66,489,548.

10.	NET INCOME OR LOSS PER SHARE

Net income or loss per share was calculated on the basis of the weighted average number of shares outstanding for the periods presented. The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. For the three months ended September 30, 2006 and for the three and nine months ended September 30, 2005, as the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share is the same as basic loss per share.

11.	CONTINGENT LIABILITIES

The Company is contingently liable for the other participant's share of the liabilities of the joint ventures. Management believes the other participants share of the net assets of the joint ventures is sufficient to satisfy these obligations. Total liabilities of the Berkley Homes (Pickering) Inc. joint venture totalled approximately $101,194 (see Note 14).

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	14
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars unless otherwise stated)

12.	COMMITMENTS

a)

The Company has entered into leases for premises and office equipment. Total minimum lease commitments, including the Company's share of leases entered into by joint venture companies, total approximately $488,460. Minimum rental commitments for successive years approximate:

2006	$31,305
2007	114,531
2008	106,896
2009	105,528
2010	104,160
Subsequent to 2010	26,040
$488,460

The Company is also responsible for its share of property taxes and operating costs on office premises leases.

b)

The Company is committed to honouring its 50% share of the remaining warranty work with respect to the Berkley Homes (Pickering) Inc. joint venture. The structural warranty period expires in approximately two years (see note 14(b)).

13.	RELATED PARTY TRANSACTIONS

For the nine months ended September 30, 2006, the Company paid or accrued $8,177 (2005 - $20,662) in legal fees to a law firm of which a director is a partner. This individual became a director of the Company in 2004.

During the nine months ended September 30, 2006, the Company invoiced Aurora $968,203 for its share of office costs, employee wages and benefits and costs of the IPO financing. At September 30, 2006, the Company had a receivable from Aurora of $58,497 relating to these expenditures.

In April 2006, the Company and Aurora signed a cost sharing agreement whereby the Company will charge common office costs and common employee benefit costs to the Aurora. This arrangement will be evaluated regularly and adjusted based upon the activity levels with each company and can be terminated on 60-days notice by either party.

14.	SEGMENTED AND JOINT VENTURE INFORMATION

a)      Geographical Segmented Information

The Company has three geographical segments, being Canada, Mexico and Turkey. The total assets attributable to the geographical locations relate primarily to its equity accounted for investment in Aurora and to exploration properties and deferred exploration expenditures and have been disclosed by location in Note 6. The net income (loss) relating to the operations in Canada, Mexico and Turkey totalled $7,789,467, $28,531 and ($200,127) respectively for the nine month period ended September 30, 2006.

b)      Real Estate Development - Discontinued Operations

Substantially all of the assets, liabilities and operations of the Company are related to the acquisition, exploration and development of natural resource properties. From January 1999 to June 2001, the Company was involved in the development and marketing of residential real estate properties primarily in the Greater Toronto Area. These operations include the Company's proportionate share (50%) of Berkley Homes (Pickering) Inc., a joint venture formed to build residential homes in Ontario. The loss from discontinued operations for the year ended December 31, 2005 included $7,060 in warranty repairs and $1,535 in administrative costs. Also included in the accounts are the Company's proportionate share (50%) of the assets, liabilities, operations and cash flow of Berkley Homes (Pickering) Inc., as follows:

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	15
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars unless otherwise stated)

14.	SEGMENTED AND JOINT VENTURE INFORMATION (continued)

BALANCE SHEET
	2006	2005
	$	$
ASSETS

Cash	1,292	7,764
Restricted short-term investments	45,540	45,540
Sundry receivables and prepaid expenses	1,867	1,289
	48,699	54,593
LIABILITIES

Accounts payable and accrued liabilities	52,545	50,597

JOINT VENTURE EQUITY AND RETAINED EARNINGS

Retained earnings	(3,846)	3,996
	48,699	54,593

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

	2006	2005
	$	$

EXPENSES
Warranty repairs expense	7,842	12,060
General and administrative costs	-	1,466
	7,842	13,526

Loss for the year	(7,842)	(13,526)
Retained earnings, beginning of period	3,996	17,522

Retained earnings (deficit), end of period	(3,846)	3,996

STATEMENT OF CASH FLOWS
	2006	2005
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the year	(7,842)	(13,526)
Real estate properties under development and
held for sale	-	-
Sundry receivables and prepaid expenses	(578)	(1,177)
Accounts payable and accrued liabilities	1,948	20,572
Cash flows from operating activities	(6,472)	5,869

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted short-term investments	-	802

Increase (decrease) in cash	(6,472)	6,671
Cash, beginning of year	7,764	1,093

Cash, end of year	1,292	7,764

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	16
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars unless otherwise stated)

15.	SUBSEQUENT EVENTS

a)	Subsequent to September 30, 2006 and up to and including November 7, 2006, 269,200 stock options and 3,500 warrants were exercised for proceeds of $230,785 to the Company.

b)

On October 5, 2006, the Company purchased 956,938 common shares of Aurora at $10.45 per share for gross proceeds of $10,000,000 to Aurora in a private placement. Concurrently, Aurora completed a bought-deal financing whereby 1,722,500 common shares were issued at $10.45 per share and 956,200 flow-through shares were issued at $12.55 per share for gross proceeds of $30,000,000. As a result of the private placement and bought-deal financing and stock option and warrant exercises within Aurora, the Company ownership of Aurora has decreased to 47.25% as at November 7, 2006.

CORPORATE INFORMATION

Corporate Head Office Vancouver
Suite 1650
1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

Phone: 604 632 4677
Fax: 604 632 4678
Web: www.fronteergroup.com
Email: info@fronteergroup.com

Information Office Toronto
Suite 700
357 Bay Street
Toronto, Ontario
Canada, M5H 2T7
Phone: 416 362 5556
Fax: 416 362 3331

Directors
Oliver Lennox-King, Chairman
Mark O'Dea
George Bell
Lyle Hepburn
Donald McInnes

Officers and Management
Mark O'Dea, President & CEO
Sean Tetzlaff, CFO, Vice President, Finance & Corporate Secretary
Rick Valenta, COO & Vice President, Exploration
Jim Lincoln, Vice President, Operations

Legal Counsel
Goodman and Carr, LLP
Suite 2300, 200 King Street West
Toronto, Ontario M5H 3W5

Auditors
PricewaterhouseCoopers LLP, Chartered Accountants
250 Howe Street, Suite 700
Vancouver, BC V6C 3S7

Registrar and Transfer Agent
Equity Transfer Services Inc.
Suite 420, 20 Adelaide Street West
Toronto, Ontario M5H 4C3

Shares Quoted
Toronto Stock Exchange: FRG
American Stock Exchange: FRG

Capitalization
Issued capital: 60,159,554
Fully diluted: 66,489,548
As at November 7, 2006